UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐	No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐	No ☒

GW Pharmaceuticals plc Announces the Closing of a U.S. Follow-On Offering of American Depositary Shares (ADSs) on the NASDAQ Global Market and Full Exercise of the Underwriters’ Option to Purchase Additional ADSs

On January 14, 2014, GW Pharmaceuticals plc issued a press release announcing the closing of a U.S. follow-on offering of ADSs on the NASDAQ Global Market and the full exercise by the underwriters’ of their option to purchase additional ADSs raising $101.1 million (before deducting underwriting discount, commissions and offering expenses).  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press release dated January 14, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

By:	/s/ Adam George
Name:	Adam George
Title:	Chief Financial Officer

Date: January 14, 2014

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